EXHIBIT 99.1

For Immediate Release 17-32-TR	Date:	July 27, 2017

TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2017

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported profit attributable to shareholders of $577 million ($1.00 per share) in the second quarter compared with $15 million ($0.03 per share) a year ago.

“I’m pleased with our results,” said Don Lindsay, President and CEO. “We generated adjusted EBITDA of $1.3 billion in the second quarter and $5.4 billion over the last twelve months. After a challenging first quarter we set second quarter steelmaking coal sales and production records of 6.9 and 6.8 million tonnes, respectively, and we reduced our outstanding notes to US$4.8 billion, achieving our target of less than US$5 billion.”

Highlights and Significant Items

—	Profit attributable to shareholders was $577 million and EBITDA was $1.3 billion in the second quarter.

—	Gross profit was $1.1 billion in the second quarter compared with $212 million a year ago. Gross profit before depreciation and amortization was $1.4 billion in the second quarter compared with $536 million in the second quarter of 2016.

—	Cash flow from operations was $1.4 billion in the second quarter of 2017 compared with $339 million a year ago.

—	We set new second quarter records for both steelmaking coal sales and production of 6.9 and 6.8 million tonnes, respectively. In addition, Antamina achieved record zinc production of 102,300 tonnes in the second quarter.

—	Steel mills, and the majority of steelmaking coal producers, agreed upon an index-linked pricing mechanism, effective April 1, 2017, based on the average of key premium steelmaking coal spot price assessments to replace the negotiated quarterly benchmark.

—	In April we announced a new dividend policy and the doubling of our annualized base dividend to $0.20 per share, which is expected to be declared at $0.05 per quarter. We intend to consider declaring a supplemental dividend in the fourth quarter of each year, which will take into consideration our outlook, business considerations and capital requirements.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	In May, we announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets to Fortis Inc. (Fortis) for $1.2 billion cash. BC Hydro has a right of first offer in respect of the transaction. We expect to realize a pre-tax gain of approximately $800 million on the transaction, which we do not expect to close before the fourth quarter of this year.

—	In May and June we repurchased US$260 million principal amount of our outstanding notes by way of make-whole redemptions and open market repurchases, reducing the balance of our outstanding notes to US$4.8 billion. We recorded a CAD$38 million pre-tax charge on the transaction.

—	In late June, we acquired the 21% minority interest in the San Nicolás project located in Zacatecas, Mexico for US$50 million. On completion of the transaction, expected before the end of the year, we will own 100% of the project.

—	In early July, the employees at Cardinal River ratified a new five-year collective agreement. With this agreement in place, all of the unionized employees within the steelmaking coal business unit are under contract until at least May 31, 2019. Negotiations are ongoing at Highland Valley Copper and a mediated settlement for a new five-year collective agreement is currently in the voting process for unionized employees at Trail Operations.

—	Construction progress on the Fort Hills oil sands project has surpassed 92%. Mobilization for operation has begun and the project remains on track to produce first oil in late 2017.

—	We expect our steelmaking coal sales to reach at least 7.0 million tonnes in the third quarter.

—	We were named to the Best 50 Corporate Citizens in Canada for the fifth consecutive year by media and investment research company Corporate Knights.

—	Our liquidity remains strong at over $4.5 billion, including US$3.0 billion of undrawn, committed credit facilities and $930 million of cash at July 26, 2017, net of US$145 million of refunds to customers related to provisional steelmaking coal pricing payments.

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This management’s discussion and analysis is dated as at July 26, 2017 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2017 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2016. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

In the second quarter our operational performance improved. Production for most of our principal products increased. Steelmaking coal production rose to a second quarter record of 6.8 million tonnes, up from 6.1 million tonnes in the first quarter of 2017, and also exceeded the 6.7 million tonnes produced in the second quarter of 2016. However, steelmaking coal unit costs rose as a result of high input costs and our decision to advance annual plant maintenance shutdowns, originally planned for later in the year. As anticipated in the mine plans, copper production in the second quarter rose 9% from the first quarter to 70,000 tonnes as grades at Highland Valley Copper improved. Our zinc in concentrate production rose by 8% from the first quarter as a result of record zinc production from Antamina.

In commodity markets, prices moved higher year-over-year with copper, zinc and lead prices rising 20%, 35%, and 26% in U.S. dollars, respectively, from the same period a year ago. Our realized steelmaking coal price in the second quarter doubled from a year ago and averaged US$169 per tonne. Steelmaking coal spot prices retreated from above US$300 per tonne in mid-April after Cyclone Debbie disrupted key Australian supplies and are now trading above US$170 per tonne. The higher commodity prices combined with increased sales volumes for most of our principal products, including record second quarter sales of 6.9 million tonnes of steelmaking coal, contributed to our improved financial results compared with a year ago.

We announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets to Fortis for $1.2 billion cash. Under the agreement, we will be granted a 20-year lease with an option to extend for an additional ten years to use Fortis’ two-thirds interest in the power generated by Waneta for our Trail Operations. BC Hydro has a right of first offer with respect to the sale of our two-thirds interest in Waneta. Closing of the transaction is subject to receipt of certain consents and other customary conditions and is not expected before the fourth quarter of 2017. Closing of the transaction will further strengthen our balance sheet and provide significant new capital that can be reinvested to enhance our overall business, including our Trail Operations.

Construction progress on the Fort Hills oil sands project has surpassed 92%. Four of the six major project areas have now been turned over to operations. The project remains on track to produce first oil in late 2017.

We established a new dividend policy that reflects our commitment to return cash to shareholders balanced against the needs and opportunities to invest in, and the inherent cyclicality of, our underlying businesses. The policy will be anchored by an annual base dividend of $0.20 per share, which we intend to declare and pay quarterly, commencing in the
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third quarter of this year. Each year the Board will review the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation and determine whether a supplemental dividend should be paid. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate priorities. The $0.10 base dividend declared and paid in the second quarter of 2017 reflects the quarterly dividends for both the first and second quarters of 2017.

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Profit and Adjusted Profit(1)

Profit attributable to shareholders was $577 million, or $1.00 per share, in the second quarter compared with $15 million, or $0.03 per share in the same period a year ago.

Adjusted profit attributable to shareholders in the second quarter, after adjusting for the items identified in the table below was $577 million, or $1.00 per share, compared with $3 million, or $0.01 per share, in the same period last year.

The substantial increase in our profit in the second quarter of 2017 was primarily the result of significantly higher contribution from our steelmaking coal business unit due to higher prices and sales volumes, partly offset by higher unit operating costs. In addition, our profit was also positively affected by higher base metal prices as well as the weaker U.S./Canadian dollar average exchange rate compared with a year ago.

Profit and Adjusted Profit
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit attributable to shareholders	$577	$15	$1,149	$109
Add (deduct):
Debt repurchase losses	27	23	159	23
Debt prepayment option gain	(17)	–	(33)	–
Asset sales and provisions	(1)	(46)	(9)	(58)
Foreign exchange (gains) losses	(9)	4	(19)	(80)
Collective agreement charges	–	–	1	10
Tax and other items	–	7	–	17
Adjusted profit	$577	$3	$1,248	$21
Adjusted earnings per share	$1.00	$0.01	$2.16	$0.04

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in a $5 million charge to our after-tax profits ($7 million before tax) in the second quarter, or $0.01 per share. We do not adjust our reported profit for these items as they occur on a regular basis.

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
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FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2017	2016	2017	2016
Revenues and profit
Revenues	$2,818	$1,740	$5,712	$3,438
Gross profit before depreciation and amortization (1)	$1,424	$536	$2,952	$1,000
Gross profit	$1,066	$212	$2,253	$367
EBITDA (1)	$1,323	$468	$2,657	$985
Profit attributable to shareholders	$577	$15	$1,149	$109

Cash flow
Cash flow from operations	$1,408	$339	$2,701	$712
Property, plant and equipment expenditures	$329	$325	$685	$623
Capitalized stripping costs	$173	$122	$325	$281
Investments	$32	$25	$71	$47

Balance Sheet
Cash balances			$846	$1,271
Total assets			$34,898	$33,911
Debt, including current portion			$6,385	$9,004

Per share amounts
Profit attributable to shareholders	$1.00	$0.03	$1.99	$0.19
Dividends declared	$0.10	$0.05	$0.10	$0.05

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.8	6.7	12.9	13.3
Copper (2)	70	91	134	173
Zinc in concentrate	158	166	304	341
Zinc - refined	74	69	152	148

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.9	6.3	12.8	12.8
Copper (2)	69	92	133	173
Zinc in concentrate	113	95	246	224
Zinc - refined	74	72	150	150

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$169	$83	$189	$79
Steelmaking coal (realized CAD$/tonne)	$229	$107	$253	$104
Copper (LME cash - US$/pound)	$2.57	$2.14	$2.61	$2.13
Zinc (LME cash - US$/ pound)	$1.18	$0.87	$1.22	$0.82
Average exchange rate (C$ per US$1.00)	$1.35	$1.29	$1.33	$1.33

Gross profit margins before depreciation (1)
Steelmaking coal	61%	29%	64%	27%
Copper	45%	40%	42%	39%
Zinc	30%	24%	29%	23%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Revenues
Steelmaking coal	$1,596	$678	$3,262	$1,343
Copper	562	517	1,075	996
Zinc	660	544	1,375	1,098
Energy	–	1	–	1
Total	$2,818	$1,740	$5,712	$3,438

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$975	$198	$2,103	$357
Copper	253	206	448	386
Zinc	196	131	401	256
Energy	–	1	–	1
Total	$1,424	$536	$2,952	$1,000

Gross profit
Steelmaking coal	$785	$52	$1,765	$59
Copper	128	62	171	121
Zinc	153	99	317	189
Energy	–	(1)	–	(2)
Total	$1,066	$212	$2,253	$367

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Steelmaking coal price (realized US$/tonne)	$169	$83	$189	$79
Steelmaking coal price (realized CAD$/tonne)	$229	$107	$253	$104
Production (million tonnes)	6.8	6.7	12.9	13.3
Sales (million tonnes)	6.9	6.3	12.8	12.8
Gross profit, before depreciation and amortization	$975	$198	$2,103	$357
Gross profit	$785	$52	$1,765	$59
Property, plant and equipment expenditures	$10	$8	$61	$19

Performance

Gross profit in the second quarter from our steelmaking coal business unit was $785 million compared with $52 million a year ago. Gross profit before depreciation and amortization increased by $777 million from a year ago (see table below) as the benefits of significantly higher realized steelmaking coal prices and record second quarter sales of 6.9 million tonnes more than offset the effect of higher unit production costs. The average realized steelmaking coal price of US$169 per tonne was US$86 per tonne higher than the second quarter of 2016, reflecting improved steelmaking coal market conditions and supply constraints in the quarter due to a cyclone in Queensland.

Second quarter production of 6.8 million tonnes was slightly higher than the same period a year ago, setting a new record for this quarter of the year. However, production was slightly lower than our expected run rate of approximately 7.0 million tonnes. This was the result of our decision to advance annual processing plant maintenance shutdowns, originally planned for later in the year, into the second quarter. This decision reduced onsite inventories, restoring operational flexibility going forward. With the majority of our processing plant shutdowns behind us, we expect production to be stronger in the second half of 2017.

The advancing of plant maintenance activities into the quarter resulted in increased use of contractors and repair parts. Costs also increased relative to the year ago period due to increased strip ratios and cost pressures from labour, diesel, power and natural gas.
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The table below summarizes the year-over-year gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended June 30,
As reported in second quarter of 2016	$198
Increase (decrease):
Steelmaking coal price realized	784
Sales volume	20
Unit operating costs	(94)
Foreign exchange	67
Net increase	777
As reported in current quarter	$975

Property, plant and equipment expenditures totaled $10 million in the second quarter. Capitalized stripping costs were $132 million in the second quarter compared with $76 million a year ago.

Markets

Record second quarter sales volumes of 6.9 million tonnes were 10% higher than a year ago, reflecting improved steelmaking coal market conditions. This record was achieved despite irregular purchasing during a period of rapidly changing prices in the aftermath of Cyclone Debbie in Queensland, Australia. Very few transactions were observed in the five-week period from mid-April to mid-May when spot prices exceeded US$300 per tonne for the fourth time since 2008. Customers covered short-term requirements and then retreated from the market until spot prices returned nearer to pre cyclone levels. As a result, we also experienced weak sales during that five-week period, slightly reducing total volumes shipped in the quarter.

Cyclone Debbie also delayed the quarterly benchmark price negotiations and triggered changes to that pricing system. Steel mills, and the majority of steelmaking coal producers, have now agreed to an index-linked pricing mechanism based on the average of key premium steelmaking coal spot price assessments to replace the negotiated quarterly benchmark, effective April 1, 2017. Lower grade semi-soft coals and PCI coal pricing will continue to be negotiated on a quarterly benchmark basis and we will continue to make spot sales reflecting market conditions as sales are concluded.

While the index-linked mechanism varies between customers, we expect our realized price relative to the premium steelmaking coal assessments to be similar to our historical relationship to the negotiated quarterly benchmark. This change in the pricing mechanism affects approximately 40% of our sales and further changes may occur. Our product mix and timing of sales will continue to affect our realized pricing, as was previously the case.

Operations

Significantly improved logistics performance combined with earlier than planned processing plant maintenance shutdowns have substantially reduced onsite steelmaking coal stockpiles and returned operational flexibility to each of our operations. Unfortunately, challenging winter weather conditions in southern British Columbia and northwestern Alberta, above average
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employee turnover and geotechnical issues in two pits affected our ability to move planned waste volumes in both of the first two quarters of 2017 and has negatively affected production. We fully anticipate recovering that shortfall in waste volumes through the second half of the year and will be back on plan by year end.

Cost of Sales

Unit cost of sales in the second quarter were $53 per tonne compared with $42 per tonne a year ago, exceeding the top of our guidance range for the quarter of $51 per tonne. The decision to advance scheduled maintenance increased repair and maintenance costs while reducing production. Strip ratios increased, as we are mining in recently permitted areas at a number of our operations, contributing to the cost increases, along with higher labour and energy costs. Higher costs were also attributed to the increased use of contractors to address employee turnover and to accelerate waste removal. In addition, higher equipment utilization resulted in cost increases. The decision to advance scheduled maintenance and reduce production in the quarter allowed us to draw down inventories at the mine sites and provide more flexibility for production and shipping in the second half of the year.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2017	2016	2017	2016
Site cost of sales	$53	$42	$54	$43
Transportation costs	36	34	36	34
Unit costs (1) (2)	$89	$76	$90	$77

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2017	2016	2017	2016
Site cost of sales	$39	$32	$41	$32
Transportation costs	27	27	27	26
Unit costs (1) (2)	$66	$59	$68	$58

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $12 per tonne charge for the amortization of capitalized stripping costs and $16 per tonne for other depreciation.

Outlook

The markets have stabilized over the past month and we are seeing good demand for our products. Spot prices for top quality products have moved up by more than US$30 per tonne and are currently trading above US$170 per tonne, well up from the lows near US$140 per tonne in mid-June.
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We expect coal sales in the third quarter of 2017 of at least 7.0 million tonnes. Vessel nominations for contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

We expect total production for the year in the range of 27 to 27.5 million tonnes. Our previous guidance was 27 to 28 million tonnes. We expect unit cost of sales in the range of $49 to $53 per tonne, up from our previous guidance of $46 to $50 per tonne. Our original guidance for transportation costs remains unchanged at $35 to $37 per tonne.

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COPPER BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Copper price (realized – US$/pound)	$2.58	$2.15	$2.63	$2.13
Production (000’s tonnes)	70	91	134	173
Sales (000’s tonnes)	69	92	133	173
Gross profit, before depreciation and amortization	$253	$206	$448	$386
Gross profit	$128	$62	$171	$121
Property, plant and equipment expenditures	$58	$40	$102	$72

Performance

Gross profit from our copper business unit for the quarter was $128 million compared with $62 million a year ago. Gross profit before depreciation and amortization increased by $47 million in the second quarter compared with a year ago (see table below). This was primarily due to higher realized prices and substantially higher zinc sales from Antamina as a result of record zinc production. These items were partially offset by lower copper sales volumes and associated higher unit costs.

Copper production declined by 23% from a year ago primarily due to lower ore grades at Highland Valley Copper as anticipated in the mine plan. Production was expected to be lower in the first half of 2017 and is anticipated to gradually improve as the year progresses. Due to the lower copper production and despite continued good site cost performance, our cash unit costs before by-products increased 17% to US$1.69 per pound compared to US$1.44 per pound during the same period a year ago. Significantly higher production of zinc and molybdenum resulted in cash unit costs after by-products decreasing 6% to US$1.26 per pound compared to US$1.34 per pound during the same period last year.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended June 30,
As reported in the second quarter of 2016	$206
Increase (decrease):
Copper price realized	81
Sales volume	(50)
Co-product and by-product contribution	60
Unit operating costs	(51)
Inventory write-downs	(6)
Foreign exchange	13
Net increase	47
As reported in current quarter	$253

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Property, plant and equipment expenditures totaled $58 million, including $19 million for sustaining capital and $29 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $35 million in the second quarter, the same as a year ago.

Markets

London Metal Exchange (LME) copper prices in the second quarter of 2017 averaged US$2.57 per pound, down 3% from the prior quarter but up 20% from the same quarter a year ago. Year to date prices have averaged US$2.61 per pound, a 22% increase over the same period last year. Copper prices peaked in the first quarter at US$2.80 per pound due to production disruptions at two of the world’s largest copper mines, but then drifted lower in the second quarter to US$2.45 per pound as production resumed at these mines. An improved outlook for demand in Europe and Asia combined with reported exchange stocks falling during the second quarter by 145,000 tonnes, allowed prices to recover back above US$2.60 per pound by the end of the quarter.

Total reported exchange stocks fell 145,850 tonnes during the second quarter to 572,500 tonnes. Total reported global copper exchange stocks are now estimated to be 9.2 days of global consumption, below the estimated 25 year average of 11.9 days of global consumption. Stocks on the LME declined by 42,000 tonnes and stocks at SHFE warehouses also declined 130,000 tonnes and currently stand at 177,000 tonnes, their lowest level since the end of January. The reduction in year to date refined imports into China, lower Chinese domestic production due to smelter maintenance as well as improved domestic consumption, combined to draw down inventories through the second quarter.

Mine production disruptions continued from the first quarter into the second quarter with labour disruptions curtailing the majority of production. With several ongoing issues remaining unresolved, the potential for additional unplanned interruptions remains. We expect the lack of investment made over the past six years due to the downtrend in copper prices to constrain new mine production growth to the end of this decade.

Operations

Highland Valley Copper

Copper production was significantly reduced in the second quarter at 21,100 tonnes, or 45% lower than a year ago. This was primarily due to planned lower grades and recoveries as a higher grade phase of the Valley pit was exhausted in 2016 and significantly more lower-grade ore from the Lornex pit was processed than in the same period last year. As previously disclosed, ore grades and recoveries are expected to remain lower than in prior years, but are anticipated to gradually improve as the year progresses. Molybdenum production of 2.2 million pounds was more than twice the production of a year ago due to higher grades.

Operating costs, before a $2 million inventory writedown, were $108 million in the second quarter, 5% lower than a year ago. Unit costs rose substantially as a result of lower production.

Our labour agreement at Highland Valley Copper expired at the end of the third quarter of 2016 and negotiations are ongoing. A strike vote was approved by union members on July 16, 2017, but no strike notice has yet been delivered to the company.
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Antamina

Antamina processed significantly less copper-only ore while the processing of copper-zinc ore almost tripled from the same period a year ago, which was anticipated in the mine plan. The mix of mill feed in the quarter was 58% copper-only ore and 42% copper-zinc ore, compared with 87% and 13% respectively a year ago. As a result, copper production in the second quarter of 118,500 tonnes was similar to a year ago, while second quarter zinc production increased by 79,500 tonnes to a record 102,300 tonnes, primarily due to increased processing of copper-zinc ores combined with higher grades and recoveries.

Operating costs in the second quarter, as reported in U.S. dollars, were 6% higher than a year ago, primarily due to processing more copper-zinc ores and higher maintenance costs.

Carmen de Andacollo

Copper production in the second quarter of 17,000 tonnes was similar to a year ago as improved grades were offset by lower mill throughput.

Operating costs rose by US$5 million in the second quarter compared with a year ago due to higher milling costs related to processing harder ore and the timing of maintenance activities.

Quebrada Blanca

As previously announced, all supergene ore mined is now being sent directly to the dump leach circuit. This results in lower recovery and a longer leaching cycle at reduced operating costs. As a result of these changes, copper production in the second quarter decreased by 37% to 5,300 tonnes compared with a year ago.

Operating costs in the second quarter were US$13 million lower than a year ago, primarily as a result of suspending the crushing, agglomeration and stacking circuits associated with the previous heap leaching operation.

Depreciation and amortization charges decreased by $18 million compared to a year ago as a result of lower production levels.

Cost of Sales

Unit cash costs of product sold in the second quarter of 2017 as reported in U.S. dollars, before cash margins for by-products, were US$1.69 per pound compared to US$1.44 per pound in the same period a year ago. The higher unit costs were primarily due to the significant decline in production at Highland Valley Copper as a result of lower grades.

Cash margin for by-products increased significantly to US$0.43 per pound compared with US$0.10 per pound in the same period a year ago. This was primarily due to higher zinc prices as well as significantly higher sales volumes of zinc from Antamina and molybdenum from Highland Valley Copper. The higher by-product credits more than offset the significantly lower copper production in the quarter resulting in unit cash costs for copper, after by-products, of US$1.26 per pound compared to US$1.34 in the same period a year ago.
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	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2017	2016	2017	2016
Adjusted cash cost of sales (1)	$1.46	$1.22	$1.54	$1.18
Smelter processing charges	0.23	0.22	0.23	0.23
Total cash unit costs before by-product margins (1)	$1.69	$1.44	$1.77	$1.41
Cash margin for by-products (1) (2)	(0.43)	(0.10)	(0.37)	(0.10)
Total cash unit costs after by-product margins (1)	$1.26	$1.34	$1.40	$1.31

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

Project activities during the quarter focused primarily on execution readiness activities including advancing detailed engineering and design, as well as continuing progress on the Social and Environmental Impact Assessment (SEIA) regulatory approval process.

Quebrada Blanca Phase 2 is expected to have an annual production capacity of 300,000 tonnes of copper equivalent production per year for the first five years of mine life, equating to a capital intensity of approximately US$16,000 per annual tonne. A decision to proceed with development would be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before mid-2018.

NuevaUnión

Activities continued to advance the pre-feasibility study in the quarter, including environmental baseline studies and ongoing community engagement with indigenous and non-indigenous communities. We expect to complete the pre-feasibility study by the end of the fourth quarter of 2017.

Other Copper Projects

In March 2017, we launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba — all of which are located in stable mining-friendly jurisdictions in the Americas. Our approach is to work with existing and potentially new partners on appropriate and prudently-funded work to advance engineering and design as well as social and environmental activities. Value capture could be achieved through various commercial or development options, including full divestment, further investment by Teck, partnering, vend-in or public offering.

15    Teck Resources Limited 2017 Second Quarter News Release

Zafranal

In January 2017, we increased our ownership of Compañia Minera Zafranal S.A.C., which owns the Zafranal copper-gold project located in Southern Peru, to 80% through an acquisition of all of the outstanding shares of AQM Copper Inc. not already owned by us. Additional drilling and engineering studies began in the second quarter along with additional community engagement activities, environmental and archaeological studies, and permitting work necessary to potentially prepare an Environmental Impact Assessment and initiate a Feasibility Study of the project.

San Nicolás

On June 29, 2017, we entered into an agreement with Goldcorp Inc. to acquire their 21% interest in the San Nicolás copper-zinc asset for cash consideration of US$50 million. As a result of the transaction, we will hold a 100% interest in the San Nicolás copper-zinc asset. The transaction is expected to close before the end of 2017. Planning for the environmental and social baseline studies and hydrologic and hydrogeological studies began in the second quarter, along with early community engagement work and drill program planning in support of preparation and submission of an Environmental Impact Assessment.

Outlook

We continue to expect 2017 copper production to be in the range of 275,000 to 290,000 tonnes and full year copper unit costs to be in the range of US$1.75 to US$1.85 per pound before margins from by-products and US$1.40 to US$1.50 per pound after by-products.

Full year molybdenum production at Highland Valley Copper is also unchanged at 6.0 to 6.5 million pounds contained in concentrate.

16    Teck Resources Limited 2017 Second Quarter News Release

ZINC BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Zinc price (realized – US$/lb)	$1.18	$0.85	$1.23	$0.80
Production (000’s tonnes)
Refined zinc	74	69	152	148
Zinc in concentrate (1)	135	161	265	326
Sales (000’s tonnes)
Refined zinc	74	72	150	150
Zinc in concentrate (1)	90	92	205	212
Gross profit before depreciation and amortization	$196	$131	$401	$256
Gross profit	$153	$99	$317	$189
Property, plant and equipment expenditures	$47	$39	$89	$75

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit from our zinc business unit was $153 million in the second quarter compared with $99 million a year ago. Gross profit before depreciation and amortization increased by $65 million due primarily to higher zinc prices.

Refined zinc production at our Trail Operations was 6% higher than the same period a year ago primarily due to higher feed rates. At Red Dog, zinc production was 16% lower than the same period a year ago due to lower zinc grade and recoveries, which were partially offset by higher mill throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter in comparison to the same period in 2016.

(CAD$ in millions)	Three months ended June 30,
As reported in the second quarter of 2016	$131
Increase (decrease):
Zinc price realized	87
Co-product and by-product contribution	(4)
Unit operating costs	(15)
Royalties	(13)
Inventory write-down	(9)
Foreign exchange	19
Net increase	65
As reported in current quarter	$196

Property, plant and equipment expenditures include $42 million for sustaining capital, which included $29 million at Trail Operations and $11 million at Red Dog.
17    Teck Resources Limited 2017 Second Quarter News Release

Markets

LME zinc prices averaged US$1.18 per pound in the second quarter of 2017, a decrease of 7% from the first quarter, but 35% higher than the second quarter of 2016. Year to date LME zinc prices have averaged US$1.22 per pound, up US$0.40 per pound or 50% over the same period last year.

Total reported zinc exchange stocks fell 198,800 tonnes during the second quarter to 356,180 tonnes. Total exchange stocks are down almost 300,000 tonnes from the same point last year and are now estimated at 9.5 days of global consumption, well below the 25 year average of 23.4 days.

Global demand for refined zinc remained strong in the second quarter of 2017 with galvanized steel production up 4.6% year to date over the same period last year according to CRU. In China, CRU estimates that galvanized steel production rose 8.1% in the first half of 2017 compared with the same period last year. Galvanized steel prices have fallen slightly in the quarter in most regions. Slightly lower, but still-steady, demand contributed to this as well as higher imports in the U.S.

Wood Mackenzie is forecasting an increase in global refined zinc demand in 2017 of 3.0% to 14.7 million tonnes, and that refined zinc production will be limited to a 2.0% increase, to 13.8 million tonnes, leaving the market in deficit again this year. Even with mine production increases, production is not keeping pace with prior smelter capacity growth, leaving refined zinc production constrained by lack of concentrates. A series of smelter maintenance shutdowns at the end of the first quarter and into the second provided temporary relief to the smelters with spot treatment charges rising slightly in China. However, as smelter production comes back on line, concentrate availability will again be limited by near-term supply. We remain of the view that zinc prices are likely to remain strong in the short and medium-term.

Operations

Red Dog

Zinc production of 127,800 tonnes in the second quarter was 16% lower than the same period a year ago primarily due to lower grades and recoveries which were partially offset by higher mill throughput. Lead production increased 17% compared to last year, primarily due to higher grades.

During the quarter, we lowered the amount of higher-grade Qanaiyaq ore processed as this ore is metallurgically complex, particularly in the early stages of pit development where ores are highly oxidized. Qanaiyaq ore is expected to become less oxidized as the pit is deepened, and we expect to include more of this higher grade material in the feed as we gain more processing experience with this ore.

Zinc sales of 83,300 tonnes in the second quarter were slightly ahead of our guidance for the quarter as smelters continued to accelerate the treatment of inventory due to the general tightness in the global concentrate market. This tightness is reflected in spot treatment charges, which continue to be significantly below annual contract terms. Offsite zinc inventory available for sale as of July 1, 2017 was approximately 28,000 tonnes of contained metal.
18    Teck Resources Limited 2017 Second Quarter News Release

Operating costs in the second quarter of US$20 million were the same as a year ago. Capitalized stripping costs were US$5 million in the second quarter compared with US$9 million a year ago due to reduced waste movement.

Trail Operations

Refined zinc production of 73,400 tonnes in the second quarter was 6% higher than the same period a year ago as higher feed rates were partially offset by increases in in-process inventories.

Refined lead production was 17% lower in the second quarter compared with a year ago. This was partly due to an increase in maintenance downtime and changes to the feed mix due to operating disruptions at some mines that supply lead concentrates, which required alternative concentrates to be processed. Silver production was also affected, resulting in production being 8% lower than a year ago.

Operating costs in the second quarter of $111 million were $14 million higher than a year ago, primarily as a result of increased energy prices and repair expenses.

Sustaining capital expenditures in the quarter included $16 million for advancing the Number 2 Acid Plant and $13 million for various small projects.

A mediated settlement for a new five-year collective agreement is currently in the voting process for unionized employees at Trail Operations.

Pend Oreille

Zinc production during the second quarter of 7,200 tonnes was 9% lower than a year ago due to lower mill throughput, partially offset by higher grades.

The current mine plan sustains the operation through to early 2018, although there is still significant potential to extend the mine life. In 2016, we identified highly prospective areas in the currently producing East Mine area and we are continuing a major exploration and drilling program with good success so far.

Outlook

We continue to expect zinc in concentrate production in 2017, including co-product zinc production from our copper business unit, to be in the range of 590,000 to 615,000 tonnes.

The Red Dog concentrate shipping season commenced on July 1, with the first sailing on July 4. We expect sales of 145,000 tonnes of contained zinc in the third quarter and 165,000 tonnes in the fourth quarter, reflecting the normal seasonal pattern of Red Dog sales.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation Inc. (NANA), we currently pay a 30% royalty on net proceeds of production to NANA. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 35% occurring in the fourth quarter of 2017.
19    Teck Resources Limited 2017 Second Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

Overall construction of the Fort Hills oil sands project has surpassed 92% completion. Four of the six major project areas (mining, ore preparation plant, primary extraction and infrastructure) have been turned over to operations. The construction of utilities is greater than 95% complete and the focus is on mechanical completion and commissioning. First oil facilities in secondary extraction are 81% complete. At the end of the second quarter, over 90% of this year’s budgeted operations personnel had been hired. In September, Suncor plans to initiate froth production in order to accelerate plant commissioning.

In the second quarter, our share of capital expenditures was $201 million. Our share of Fort Hills cash expenditures in 2017 is estimated at $780 million. A disagreement has recently arisen among the Fort Hills partners regarding future funding for the project and discussions are ongoing regarding the partners’ relative funding obligations. Suncor advises that the disagreement is not expected to affect the plan to achieve first oil by the end of 2017.

Oil production from the first of three secondary extraction units is expected near the end of 2017. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018 and production is expected to reach 90% of nameplate capacity by the end of 2018. Suncor, as the operator of the Fort Hills project, is also exploring the opportunity to reduce the ramp-up period.

The Fort Hills partners have executed long-term blend service and pipeline transportation agreements for the delivery of diluent from Edmonton to Fort Hills and blended bitumen to Hardisty from Fort Hills. Construction activities for the regional bitumen, diluent and blend pipelines and the East Tank Farm blending facility are complete and will be in service prior to mine start-up.

Each Fort Hills partner will be responsible for meeting its diluent blend requirements, transporting and selling its share of diluted bitumen to the market. The development of our comprehensive diluent acquisition and blended bitumen sales strategies is ongoing and we continue to review options to sell diluted bitumen into the North American and overseas markets.

Fort Hills blended bitumen is anticipated to have similar quality characteristics to production recently introduced into the marketplace from other large-scale oil sands mining projects. Our share of Fort Hills production will be marketed through a combination of long and short-term contracts. To this end, we are currently reviewing draft contract provisions with prospective customers. In support of our diverse market access strategy, we have contracted for 425,000 blended bitumen barrels of terminal storage at Hardisty.

Frontier Energy Project

The regulatory review for Frontier is continuing with a federal-provincial panel reviewing information filed to date. The process is expected to continue through 2017, making 2018 the earliest a federal decision statement is expected, for Frontier. Our expenditures are limited to supporting this process. We are evaluating the future project schedule and development options as part of our ongoing capital review and prioritization process.
20    Teck Resources Limited 2017 Second Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $45 million in the second quarter compared with $28 million a year ago. The most significant of these items was $21 million of commodity derivative losses related to derivatives embedded in our gold and silver streaming agreements and to our zinc and lead positions related to Red Dog, which matches our economic exposure to the average zinc and lead prices over our shipping season. Pricing adjustments in the current quarter and prior year were minimal, as copper and zinc prices were relatively unchanged during those quarters.

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2017 and March 31, 2017.

	Outstanding at		Outstanding at
	March 31, 2017		June 30, 2017
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	131	2.66	122	2.69
Zinc	123	1.27	100	1.25

Our finance expense of $59 million in the second quarter decreased by $25 million from a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reasons for the decrease in our finance expense was due to a higher amount of interest capitalized against our development projects, including $40 million for Fort Hills and $38 million for Quebrada Blanca Phase 2, reflecting our increased carrying values of both of these projects compared with a year ago and lower debt interest as a result of lower outstanding debt balances. Interest capitalization will cease when each project reaches completion. These were partly offset by higher letter of credit fees and accretion on our decommissioning and restoration provisions.

Non-operating expense in the second quarter of 2017 was $4 million, which included a $38 million loss on the repurchase of our debt, partly offset by foreign exchange gains of $10 million and a $23 million gain on the revaluation of our call options on certain long-term debt notes.

Income and resource taxes for the second quarter were $330 million, or 36% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes and higher rates in foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

21    Teck Resources Limited 2017 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30,	December 31,
	2017	2016
Term notes	$4,847	$6,141
Unamortized fees and discounts	(40)	(50)
Other	113	122
Total debt (US$ in millions)	$4,920	$6,213

Canadian $ equivalent (1)	6,385	8,343
Less cash balances	(846)	(1,407)
Net debt	$5,539	$6,936

Debt to debt-plus-equity ratio (2) (3)	26%	32%
Net-debt to net-debt-plus-equity ratio (2)	23%	28%
Average interest rate	5.7%	5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In the first half of 2017, we retired US$1.3 billion of our term notes pursuant to cash tender offers, make-whole redemptions and open market repurchases, of which US$260 million was completed in the second quarter. As a result, the principal balance of our public notes is now US$4.8 billion. At June 30, 2017 our debt to debt-plus-equity ratio was 26%.

Our committed credit facilities comprised of a US$3.0 billion revolving credit facility maturing July 2020 and a US$1.2 billion revolving credit facility maturing June 2019.

As at June 30, 2017, there were no amounts outstanding under the US$3.0 billion facility and US$804 million of letters of credit were outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of long-term transport service agreements for our share of the Fort Hills oil sands project.

We also have various other credit facilities and arrangements that secure our reclamation obligations in the amount of approximately $1.9 billion.

We may be required to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

22    Teck Resources Limited 2017 Second Quarter News Release

Operating Cash Flow

Cash flow from operations was $1.4 billion in the second quarter compared with $339 million a year ago with the increase primarily due to substantially higher steelmaking coal prices and sales volumes.

Changes in working capital items provided a source of funds of $382 million in the second quarter compared with a use of cash of $109 million a year ago. The source of cash in the quarter was primarily due to a reduction in accounts receivables in our steelmaking coal business unit. With the settlement of the second quarter’s steelmaking coal prices, provisional payments of US$144 million made by our customers on second quarter coal sales will be repaid in the third quarter of the year.

Investing Activities

Expenditures on property, plant and equipment were $329 million in the second quarter, including $201 million of new mine development for the Fort Hills oil sands project, $71 million on sustaining capital and $11 million on major enhancement projects. The largest components of sustaining expenditures were $29 million at our Trail Operations and $11 million each at Antamina and Red Dog.

Capitalized production stripping costs were $173 million in the second quarter compared with $122 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2017:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total
Steelmaking coal	$43	$18	$–	$61	$238	$299
Copper	38	1	63	102	72	174
Zinc	65	3	21	89	15	104
Energy	16	–	414	430	–	430
Corporate	3	–	–	3	–	3
	$165	$22	$498	$685	$325	$1,010

Financing Activities

In the second quarter we repurchased US$260 million principal amount of our outstanding notes by way of make-whole redemptions and open market repurchases, reducing the balance of our outstanding notes to US$4.8 billion.

Debt interest and finance charges paid were $87 million in the second quarter compared with $74 million a year ago.
23    Teck Resources Limited 2017 Second Quarter News Release

OUTLOOK

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2017, $4.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$2,818	$2,894	$3,557	$2,305	$1,740	$1,698	$2,135	$2,101	$1,999

Gross profit	1,066	1,187	1,577	452	212	155	281	339	311

EBITDA (1)	1,323	1,334	1,561	804	468	517	(269)	(2,506)	596

Profit (loss) attributable to shareholders	577	572	697	234	15	94	(459)	(2,146)	63

Basic earnings (loss) per share	$1.00	$0.99	$1.21	$0.41	$0.03	$0.16	$(0.80)	$(3.73)	$0.11

Diluted earnings (loss) per share	$0.98	$0.97	$1.19	$0.40	$0.03	$0.16	$(0.80)	$(3.73)	$0.11

Cash flow from operations	$1,408	$1,293	$1,490	$854	$339	$373	$693	$560	$335

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
24    Teck Resources Limited 2017 Second Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed, for the customer. The five steps are to: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard initially has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis. We are currently assessing our transition approach and expect to make a determination by the third quarter of 2017.

As at June 30, 2017 we have gathered relevant facts and identified our significant revenue contracts. Through the evaluation of the facts and contracts, we have established possible areas where changes to revenue recognition or presentation may be required. This issue identification has provided a framework for our contract review. We will continue to perform our contract review process and evaluate possible areas of change as identified in the third quarter of 2017.

The most significant item that we are continuing to review is in relation to the treatment of insurance and freight costs. In many of our sales contracts, we are responsible for arranging shipping and insurance services which occur after the date at which control of the product passes to the customer. Under IFRS 15, these services likely represent a separate performance obligation which would require separate accounting and disclosure. We are also evaluating whether we are a principal or an agent to these transactions and consequently whether the revenue should be reported on a gross or net basis, which is a presentation issue only on our statement of income. We are also evaluating whether there is any effect of IFRS 15 on our gold and silver streaming arrangements.

In addition to potential changes in recognition and measurement, IFRS 15 will require additional financial statement disclosures about revenue from contracts with customers than is currently required under existing IFRS. Once we complete our accounting analysis, we will focus on updating systems and processes to facilitate this additional reporting as well as any changes relating to revenue recognition that may be required.

25    Teck Resources Limited 2017 Second Quarter News Release

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The July 2014 publication of IFRS 9 is the completed version of the standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for us on January 1, 2018. We are currently assessing the effect of this standard and its related amendments on our financial statements. As at June 30, 2017, we have completed our initial review of the new standard and have identified a limited number of potential differences relevant to Teck. In particular, we are reviewing our portfolio of investments to consider the application of the irrevocable classification choice related to fair value changes and we are reviewing our processes for managing and estimating provisions for credit loss on our trade receivables. At this stage, we do not expect this standard to have a material effect on our financial statements.

26    Teck Resources Limited 2017 Second Quarter News Release

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases; (b) a maturity analysis of lease liabilities; and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019 and can be applied before that date but only if IFRS 15 is also applied. We are currently assessing the effect of this standard on our financial statements. As at June 30, 2017, we have developed an understanding of the requirements of IFRS 16 but have not commenced analysis of existing arrangements or possible changes that may result from adoption of IFRS 16.

OUTSTANDING SHARE DATA

As at July 26, 2017 there were 570.0 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 24 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2016 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments. Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a
27    Teck Resources Limited 2017 Second Quarter News Release

risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2016 annual consolidated financial statements and Management’s Discussion and Analysis.

28    Teck Resources Limited 2017 Second Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
REVENUES
Steelmaking coal	$1,596	$678	$3,262	$1,343

Copper
Highland Valley Copper	158	217	297	419
Antamina	243	160	435	285
Quebrada Blanca	40	53	94	111
Carmen de Andacollo	121	87	249	181
	562	517	1,075	996

Zinc
Trail Operations	562	480	1,138	947
Red Dog	193	131	439	282
Pend Oreille	24	15	49	30
Other	2	1	4	3
Inter-segment sales	(121)	(83)	(255)	(164)
	660	544	1,375	1,098

Energy	–	1	–	1
TOTAL REVENUES	$2,818	$1,740	$5,712	$3,438

GROSS PROFIT (LOSS)
Steelmaking coal	$785	$52	$1,765	$59

Copper
Highland Valley Copper	(2)	47	(42)	85
Antamina	149	77	255	129
Quebrada Blanca	(39)	(60)	(93)	(82)
Carmen de Andacollo	20	(2)	53	(10)
Other	–	–	(2)	(1)
	128	62	171	121

Zinc
Trail Operations	44	36	91	70
Red Dog	114	71	235	135
Pend Oreille	(4)	(5)	(8)	(12)
Other	(1)	(3)	(1)	(4)
	153	99	317	189
Energy	–	(1)	–	(2)
TOTAL GROSS PROFIT	$1,066	$212	$2,253	$367
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COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
OPERATING COSTS
Steelmaking coal	$364	$262	$686	$546

Copper
Highland Valley Copper	110	114	234	227
Antamina	53	48	104	90
Quebrada Blanca	42	57	90	104
Carmen de Andacollo	76	66	145	144
Other	–	–	2	1
	281	285	575	566

Zinc
Trail Operations	111	97	211	189
Red Dog	27	26	68	65
Pend Oreille	19	17	40	36
Other	3	4	5	7
	160	144	324	297

Energy	–	–	–	–
Total operating costs	$805	$691	$1,585	$1,409

TRANSPORTATION COSTS
Steelmaking coal	$254	$216	$465	$436

Copper
Highland Valley Copper	8	8	14	16
Antamina	7	4	12	8
Quebrada Blanca	–	1	1	2
Carmen de Andacollo	5	6	12	11
	20	19	39	37

Zinc
Trail Operations	34	35	71	70
Red Dog	16	16	38	38
Pend Oreille	1	1	1	1
	51	52	110	109
Total transportation costs	$325	$287	$614	$582

CONCENTRATE PURCHASES

Trail Operations	$353	$293	$725	$580
Inter-segment purchases	(121)	(83)	(255)	(164)
Total concentrate purchases	$232	$210	$470	$416
30    Teck Resources Limited 2017 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
ROYALTY COSTS
Steelmaking coal	$3	$2	$8	$4

Copper
Antamina	8	7	13	7

Zinc
Red Dog	21	7	70	20
Total royalty costs	$32	$16	$91	$31

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$190	$146	$338	$298

Copper
Highland Valley Copper	42	48	91	91
Antamina	26	24	51	51
Quebrada Blanca	37	55	96	87
Carmen de Andacollo	20	17	39	36
	125	144	277	265

Zinc
Trail Operations	20	19	40	38
Red Dog	15	11	28	24
Pend Oreille	8	2	16	5
	43	32	84	67

Energy	–	2	–	3
Total depreciation and amortization	$358	$324	$699	$633
TOTAL COST OF SALES	$1,752	$1,528	$3,459	$3,071

31    Teck Resources Limited 2017 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
Steelmaking coal	$132	$76	$238	$171

Copper
Highland Valley Copper	14	18	31	39
Antamina	20	16	40	43
Carmen de Andacollo	1	1	1	2
	35	35	72	84

Zinc
Red Dog	6	11	15	26
Total	$173	$122	$325	$281

32    Teck Resources Limited 2017 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended June 30,		Six months ended June 30,
Steelmaking coal	2017	2016	2017	2016
Waste production (million BCM’s)	68.3	64.6	128.7	133.7
Clean coal production (million tonnes)	6.8	6.7	12.9	13.3

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.1:1	9.8:1	10.0:1	9.9:1
Sales (million tonnes)	6.9	6.3	12.8	12.8

Highland Valley Copper
Tonnes mined (000's)	28,643	28,878	56,824	56,153
Tonnes milled (000's)	12,375	12,456	24,883	23,908

Copper
Grade (%)	0.23	0.36	0.21	0.34
Recovery (%)	74.7	87.7	72.3	86.7
Production (000's tonnes)	21.1	38.7	37.5	69.5
Sales (000's tonnes)	19.8	37.8	37.5	71.7
Molybdenum
Production (million pounds)	2.2	0.9	3.8	1.8
Sales (million pounds)	2.0	0.9	3.6	1.8

Antamina
Tonnes mined (000's)	62,254	62,794	118,025	117,977
Tonnes milled (000's)
Copper-only ore	7,704	12,785	15,685	21,865
Copper-zinc ore	5,525	1,926	9,499	5,260
	13,229	14,711	25,184	27,125
Copper (1)
Grade (%)	1.00	0.90	0.94	0.96
Recovery (%)	89.4	90.6	88.6	89.7
Production (000's tonnes)	118.5	118.8	208.2	227.7
Sales (000's tonnes)	113.5	130.5	206.2	220.6

Zinc (1)
Grade (%)	2.00	1.47	2.04	1.52
Recovery (%)	88.6	81.9	88.5	82.7
Production (000's tonnes)	102.3	22.8	174.9	64.6
Sales (000's tonnes)	98.2	10.7	181.4	53.1

Molybdenum
Production (million pounds)	2.1	3.7	2.3	5.2
Sales (million pounds)	–	2.1	–	3.3

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

33    Teck Resources Limited 2017 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Quebrada Blanca	2017	2016	2017	2016
Tonnes mined (000's)	3,056	2,325	6,183	5,779
Tonnes placed (000's)
Heap leach ore	–	1,162	622	2,443
Dump leach ore	1,840	298	3,372	607
	1,840	1,460	3,994	3,050
Grade (SCu%) (1)
Heap leach ore	–	0.54	0.42	0.53
Dump leach ore	0.24	0.23	0.27	0.20

Production (000's tonnes)
Heap leach ore	2.5	5.1	6.9	10.6
Dump leach ore	2.8	3.3	5.3	6.6
	5.3	8.4	12.2	17.2

Sales (000's tonnes)	5.2	8.5	12.2	17.5

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo
Tonnes mined (000’s)	6,598	7,416	13,329	14,880
Tonnes milled (000’s)	3,932	4,208	8,344	8,512
Copper
Grade (%)	0.46	0.42	0.48	0.43
Recovery (%)	89.3	89.0	89.2	89.4
Production (000’s tonnes)	16.2	15.9	35.8	32.8
Sales (000’s tonnes)	16.9	15.8	34.8	32.8

Gold (1)
Production (000’s ounces)	12.2	11.7	26.8	25.3
Sales (000’s ounces)	11.1	11.6	21.8	23.8

Copper cathode
Production (000’s tonnes)	0.8	1.0	1.6	1.9
Sales (000’s tonnes)	1.1	1.1	1.8	1.8

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

34    Teck Resources Limited 2017 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Trail Operations	2017	2016	2017	2016
Concentrate treated (000’s tonnes)
Zinc	133	127	282	265
Lead	39	42	81	89
Metal production
Zinc (000's tonnes)	73.4	69.1	151.6	147.7
Lead (000's tonnes)	22.2	26.8	46.0	53.3
Silver (million ounces)	5.9	6.4	11.6	12.4
Gold (000's ounces)	10.4	14.5	19.4	27.9

Metal sales
Zinc (000's tonnes)	73.9	72.1	149.6	149.6
Lead (000's tonnes)	21.4	27.0	45.0	50.6
Silver (million ounces)	6.0	6.4	11.7	12.3
Gold (000's ounces)	10.2	12.3	18.8	27.5

Red Dog
Tonnes mined (000's)	2,947	3,529	5,776	7,154
Tonnes milled (000's)	1,117	1,057	2,136	2,139
Zinc
Grade (%)	14.2	17.4	14.4	17.4
Recovery (%)	80.6	83.3	80.4	83.3
Production (000's tonnes)	127.8	152.9	248.3	310.0
Sales (000's tonnes)	83.3	84.8	188.8	196.0
Lead
Grade (%)	5.2	4.6	5.3	4.9
Recovery (%)	54.7	55.3	53.2	56.6
Production (000's tonnes)	31.6	27.1	60.5	59.4
Sales (000's tonnes)	–	–	–	–

Pend Oreille
Tonnes mined (000's)	158	202	349	393
Tonnes milled (000's)	122	159	264	336
Zinc
Grade (%)	6.9	5.8	7.1	5.6
Recovery (%)	84.9	85.2	86.7	85.7
Production (000's tonnes)	7.2	7.9	16.3	16.2
Sales (000's tonnes)	7.3	7.7	16.4	16.2
Lead
Grade (%)	1.1	1.2	1.5	1.1
Recovery (%)	62.0	68.5	69.6	65.1
Production (000's tonnes)	0.9	1.3	2.8	2.5
Sales (000's tonnes)	1.0	1.2	2.8	2.5

35    Teck Resources Limited 2017 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in
36    Teck Resources Limited 2017 Second Quarter News Release

order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings per share to Adjusted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2017	2016	2017	2016
Earnings per share	$1.00	$0.03	$1.99	$0.19
Add (deduct):
Debt repurchase losses	0.05	0.04	0.28	0.04
Debt prepayment option gain	(0.03)	–	(0.06)	–
Asset sales and provisions	–	(0.08)	(0.01)	(0.10)
Foreign exchange (gains) losses	(0.02)	0.01	(0.04)	(0.14)
Collective agreement charges	–	–	–	0.02
Tax and other items	–	0.01	–	0.03
Adjusted earnings per share	$1.00	$0.01	$2.16	$0.04

37    Teck Resources Limited 2017 Second Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit attributable to shareholders	$577	$15	$1,149	$109
Finance expense net of finance income	58	82	134	170
Provision for income taxes	330	47	675	73
Depreciation and amortization	358	324	699	633
EBITDA	1,323	468	2,657	985

Add (deduct):
Debt repurchase losses	38	27	216	27
Debt prepayment option gain	(23)	–	(44)	–
Asset sales and provisions	(1)	(62)	(12)	(78)
Foreign exchange (gains) losses	(10)	6	(22)	(82)
Collective agreement charges	–	–	2	15
Tax and other items	–	7	–	22
Adjusted EBITDA	$1,327	$446	$2,797	$889

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Gross profit	$1,066	$212	$2,253	$367
Depreciation and amortization	358	324	699	633
Gross profit before depreciation and amortization	$1,424	$536	$2,952	$1,000

Reported as:
Steelmaking coal	$975	$198	$2,103	$357

Copper
Highland Valley Copper	40	95	49	176
Antamina	175	101	306	180
Quebrada Blanca	(2)	(5)	3	5
Carmen de Andacollo	40	15	92	26
Other	–	–	(2)	(1)
	253	206	448	386

Zinc
Trail Operations	64	55	131	108
Red Dog	129	82	263	159
Pend Oreille	4	(3)	8	(7)
Other	(1)	(3)	(1)	(4)
	196	131	401	256

Energy	–	1	–	1
Gross profit before depreciation and amortization	$1,424	$536	$2,952	$1,000
38    Teck Resources Limited 2017 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2017	2016	2017	2016
Cost of sales as reported	$811	$626	$1,497	$1,284
Less:
Transportation	(254)	(216)	(465)	(436)
Depreciation and amortization	(190)	(146)	(338)	(298)
Inventory write-down	–	–	–	(5)
Adjusted cash cost of sales	$367	$264	$694	$545
Tonnes sold (millions)	6.9	6.3	12.8	12.8

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$53	$42	$54	$43
Transportation	36	34	36	34
Inventory write-down	–	–	–	–
Cash unit costs - CAD$/tonne	$89	$76	$90	$77
US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.35	$1.29	$1.33	$1.33
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$39	$32	$41	$32
Transportation	27	27	27	26
Inventory write-down	–	–	–	–
Cash unit costs - US$/tonne	$66	$59	$68	$58

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

39    Teck Resources Limited 2017 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2017	2016	2017	2016
Revenue as reported	$562	$517	$1,075	$996
By-product revenue (A) (1)	(99)	(25)	(169)	(57)
Smelter processing charges	45	57	86	112
Adjusted revenue	$508	$549	$992	$1,051

Cost of sales as reported	$434	$455	$904	$875
Less:
Depreciation and amortization	(125)	(144)	(277)	(265)
Inventory write-down	(6)	–	(13)	–
Labour settlement charges	–	–	(2)	(15)
By-product cost of sales (B) (1)	(16)	–	(29)	(10)
Adjusted cash cost of sales	$287	$311	$583	$585
Payable pounds sold (millions) (C)	146.3	197.7	283.3	370.7

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.96	$1.57	$2.06	$1.58
Smelter processing charges	0.31	0.29	0.30	0.30
Total cash unit costs - CAD$/pound (D)	$2.27	$1.86	$2.36	$1.88

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	(0.57)	(0.13)	(0.49)	(0.13)
Net cash unit cost CAD$/pound (2)	$1.70	$1.73	$1.87	$1.75

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.35	$1.29	$1.33	$1.33

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.46	$1.22	$1.54	$1.18
Smelter processing charges	0.23	0.22	0.23	0.23
Total cash unit costs - US$/pound (1)	$1.69	$1.44	$1.77	$1.41

Cash margin for by-products – US$/pound	(0.43)	(0.10)	(0.37)	(0.10)
Net cash unit costs – US$/pound	$1.26	$1.34	$1.40	$1.31

Notes:
(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
(2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
40    Teck Resources Limited 2017 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of steelmaking coal contracts with customers), our expectations regarding future dividends, the timing of the closing of the Waneta Dam sale, expectation that coal production will improve in the second half of the year, the expectation that our realized price for premium steelmaking coal under the evolving index-linked pricing system will be similar to our historical relationship to the quarterly benchmark, anticipation of recovery in shortfall in coal waste volumes, expectation that copper production will increase in the second half of the year, plans and expectations for our development projects, expectation that grades at Highland Valley Copper will improve, expected production capacity of Quebrada Blanca Phase 2, goal of surfacing value through our Project Satellite initiative, the impact of currency exchange rates, the expected timing and amount of production at the Fort Hills oil sands project, total Fort Hills project capital costs, the expected amount and timing of Teck’s share of costs, the expectation that the Fort Hills plan to achieve first oil by the end of 2017 will not be affected by the disagreement among the Fort Hills partners regarding future funding, the timing of completion and commissioning of the secondary extraction units, the expected timing of achieving 90% of the expected production rate and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers, and an assumption that no strike will take place at our Highland Valley Copper or Trail Operations. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that
41    Teck Resources Limited 2017 Second Quarter News Release

plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project, as well as the assumption that the future funding discussions will not impact the plan to achieve first oil by the end of 2017. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. A strike or lockout at our Highland Valley Copper or Trail Operations may cause our copper or zinc production to vary from our projections. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners, and timing of spending and construction is not in our control.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the second quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2017 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 27, 2017. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

42    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2017
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2017	2016	2017	2016
Revenues	$2,818	$1,740	$5,712	$3,438

Cost of sales	(1,752)	(1,528)	(3,459)	(3,071)
Gross profit	1,066	212	2,253	367

Other operating expenses
General and administration	(24)	(21)	(56)	(46)
Exploration	(12)	(11)	(22)	(22)
Research and development	(13)	(6)	(25)	(17)
Other operating income (expense) (Note 2)	(45)	(28)	(33)	(18)
Profit from operations	972	146	2,117	264

Finance income	1	2	4	10
Finance expense (Note 3)	(59)	(84)	(138)	(180)
Non-operating income (expense) (Note 4)	(4)	(7)	(149)	83
Share of income (losses) of associates and joint ventures	3	2	4	3
Profit before taxes	913	59	1,838	180

Provision for income taxes	(330)	(47)	(675)	(73)
Profit for the period	$583	$12	$1,163	$107

Profit attributable to:
Shareholders of the company	$577	$15	$1,149	$109
Non-controlling interests	6	(3)	14	(2)
Profit for the period	$583	$12	$1,163	$107

Earnings per share
Basic	$1.00	$0.03	$1.99	$0.19
Diluted	$0.98	$0.03	$1.96	$0.19

Weighted average shares outstanding (millions)	577.7	576.3	577.4	576.3

Shares outstanding at end of period (millions)	577.8	576.3	577.8	576.3
44    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit for the period	$583	$12	$1,163	$107

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(16), $(5), $(25) and $(62))	(74)	–	(90)	(61)
Change in fair value of available-for-sale financial instruments (net of taxes of $1, $nil, $nil and $(2))	(4)	2	3	16
Share of other comprehensive loss of associates and joint ventures	(1)	–	(5)	–
	(79)	2	(92)	(45)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $5, $18, $(3) and $44)	(12)	(40)	14	(95)
Total other comprehensive income (loss) for the period	(91)	(38)	(78)	(140)
Total comprehensive income (loss) for the period	$492	$(26)	$1,085	$(33)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(88)	$(38)	$(74)	$(137)
Non-controlling interests	(3)	–	(4)	(3)
	$(91)	$(38)	$(78)	$(140)

Total comprehensive income (loss) attributable to:
Shareholders of the company	$489	$(23)	$1,075	$(28)
Non-controlling interests	3	(3)	10	(5)
	$492	$(26)	$1,085	$(33)
45    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Operating activities
Profit for the period	$583	$12	$1,163	$107
Depreciation and amortization	358	324	699	633
Provision for income taxes	330	47	675	73
Gain on sale of investments and assets	(1)	(63)	(12)	(79)
Foreign exchange gains	(10)	6	(22)	(82)
Loss on debt repurchase	38	27	216	27
Gain on debt prepayment options	(23)	–	(44)	–
Finance expense	59	84	138	180
Income taxes paid	(298)	(43)	(422)	(87)
Other	(10)	54	25	78
Net change in non-cash working capital items	382	(109)	285	(138)
	1,408	339	2,701	712
Investing activities
Property, plant and equipment	(329)	(325)	(685)	(623)
Capitalized production stripping costs	(173)	(122)	(325)	(281)
Expenditures on financial investments and other assets	(32)	(25)	(71)	(47)
Proceeds from the sale of investments and other assets	13	89	90	106
	(521)	(383)	(991)	(845)
Financing activities
Issuance of debt	–	1,567	–	1,567
Repayment of debt	(382)	(1,624)	(1,893)	(1,630)
Debt interest and finance charges paid	(87)	(74)	(263)	(283)
Issuance of Class B subordinate voting shares	1	–	8	–
Dividends paid	(58)	(29)	(58)	(29)
Distributions to non-controlling interests	(25)	(1)	(38)	(2)
	(551)	(161)	(2,244)	(377)

Effect of exchange rate changes on cash and cash equivalents	(26)	(9)	(27)	(106)
Increase (decrease) in cash and cash equivalents	310	(214)	(561)	(616)
Cash and cash equivalents at beginning of period	536	1,485	1,407	1,887
Cash and cash equivalents at end of period	$846	$1,271	$846	$1,271
46    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(CAD$ in millions)	2017	2016
ASSETS

Current assets
Cash and cash equivalents	$846	$1,407
Current income taxes receivable	62	97
Trade accounts receivable	1,167	1,585
Inventories	1,670	1,673
Assets held for sale (Note 5)	350	–
	4,095	4,762

Financial and other assets	1,068	1,034
Investments in associates and joint ventures	950	1,012
Property, plant and equipment	27,573	27,595
Deferred income tax assets	112	112
Goodwill	1,100	1,114
	$34,898	$35,629

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,787	$1,902
Current income taxes payable	178	199
Debt (Note 6)	82	99
	2,047	2,200

Debt (Note 6)	6,303	8,244
Deferred income tax liabilities	5,114	4,896
Deferred consideration	687	723
Retirement benefit liabilities	685	643
Other liabilities and provisions	1,438	1,322
	16,274	18,028
Equity
Attributable to shareholders of the company	18,476	17,442
Attributable to non-controlling interests	148	159
	18,624	17,601
	$34,898	$35,629

47    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2017	2016
Class A common shares
Beginning of period	$7	$7
Class A shares conversion	(1)	–
End of period	6	7

Class B subordinate voting shares
Beginning of period	6,637	6,627
Issued on exercise of options	11	1
Class A shares conversion	1	–
End of period	6,649	6,628

Retained earnings
Beginning of period	10,183	9,174
Profit for the period attributable to shareholders of the company	1,149	109
Dividends declared	(58)	(29)
Remeasurements of retirement benefit plans	14	(95)
End of period	11,288	9,159

Contributed surplus
Beginning of period	193	173
Share option compensation expense	8	11
Transfer to Class B subordinate voting shares on exercise options	(2)	–
End of period	199	184

Accumulated other comprehensive income (loss) (Note 7(b))
Beginning of period	422	426
Other comprehensive income (loss)	(74)	(137)
Less remeasurements of retirement benefit plans recorded in retained earnings	(14)	95
End of period	334	384

Non-controlling interests
Beginning of period	159	230
Profit for the period attributable to non-controlling interests	14	(2)
Other comprehensive income (loss) attributable to non-controlling interests	(4)	(3)
Acquisition of AQM Copper Inc.	18	–
Other	(1)	(7)
Dividends or net distributions	(38)	(2)
End of period	148	216
Total equity	$18,624	$16,578

48    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. On July 26, 2017, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Settlement pricing adjustments	$(3)	$(1)	$35	$26
Share-based compensation (Note 7(a))	15	(42)	(9)	(69)
Environmental and care and maintenance costs	(3)	(23)	(22)	(40)
Social responsibility and donations	(1)	(4)	(2)	(20)
Gain on sale of assets	1	36	12	50
Commodity derivatives	(21)	29	25	64
Take or pay contract costs	(19)	(4)	(40)	(8)
Other	(14)	(19)	(32)	(21)
	$(45)	$(28)	$(33)	$(18)

3.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Debt interest	$98	$112	$210	$227
Letters of credit and standby fees	20	9	37	23
Net interest expense on retirement benefit plans	3	3	6	6
Accretion on decommissioning and restoration provisions	20	13	39	25
Other	–	7	2	12
	141	144	294	293
Less capitalized borrowing costs	(82)	(60)	(156)	(113)
	$59	$84	$138	$180

49    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2017	2016	2017	2016
Foreign exchange gains (losses)	$10	$(6)	$22	$82
Gain on debt prepayment options	23	–	44	–
Gain on sale of investments	1	27	1	29
Loss on debt repurchases (Note 6(a))	(38)	(27)	(216)	(27)
Provision for marketable securities	–	(1)	–	(1)
	$(4)	$(7)	$(149)	$83

5.	ASSETS HELD FOR SALE

During the second quarter of 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). Under the agreement, we will be granted a 20-year lease with an option to extend for an additional ten years to use Fortis’ two-thirds interest in Waneta which entitles us to power for our Trail Operations. The closing of the transaction is subject to receipt of certain consents and other customary conditions and is not expected before the fourth quarter of 2017. BC Hydro has a right of first refusal in respect of the transaction. We have reclassified the carrying value of the Waneta Dam and related transmission assets to “assets held for sale” in accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. There were no adjustments required to the carrying amount of the Waneta Dam on reclassification to assets held for sale as the fair value less costs of disposal exceed the carrying amount.

The Waneta Dam is a hydro-electric dam that is located near the Trail smelter. We hold a two-thirds interest in the Waneta Dam and report this asset in our zinc operating segment.
50    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	DEBT

($ in millions)	June 30, 2017			December 31, 2016

	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)
3.15% notes due January 2017	$–	$–	$–	$34	$45	$45
3.85% notes due August 2017	16	20	21	16	21	21
2.5% notes due February 2018	22	29	29	22	30	30
3.0% notes due March 2019 (a)	–	–	–	278	372	375
4.5% notes due January 2021 (a)	220	284	298	500	668	685
8.0% notes due June 2021 (a)	–	–	–	650	866	963
4.75% notes due January 2022 (a)	672	869	910	700	936	951
3.75% notes due February 2023 (a)	646	831	820	670	891	858
8.5% notes due June 2024	600	779	902	600	806	935
6.125% notes due October 2035	609	777	832	609	804	801
6.0% notes due August 2040	491	634	643	491	658	623
6.25% notes due July 2041	795	1,020	1,079	795	1,055	1,043
5.2% notes due March 2042	399	511	483	399	528	477
5.4% notes due February 2043	377	484	461	377	500	450
	4,847	6,238	6,478	6,141	8,180	8,257

Antamina term loan due April 2020	23	29	29	23	30	30
Other	90	118	118	99	133	133
	4,960	6,385	6,625	6,263	8,343	8,420

Less current portion of long-term debt	(63)	(82)	(82)	(74)	(99)	(99)
	$4,897	$6,303	$6,543	$6,189	$8,244	$8,321

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 11).

51    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

a)	Note Purchases

During the first two quarters of 2017, we purchased US$1.26 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open-market purchases of which US$260 million was purchased in the second quarter. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021 (June 2021 notes), US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) (Note 4) in connection with these purchases, of which $38 million ($27 million after-tax) related to the second quarter purchases. The accounting charge of $216 million included $75 million relating to the write-off of the prepayment option recorded in other assets for the June 2021 notes (Note 6(b)).

b)	Embedded Prepayment Options

The June 2021 notes and 2024 notes include prepayment options that are considered to be embedded derivatives. During the second quarter, the aggregate principal amount of the outstanding June 2021 notes was purchased and the prepayment option asset was written off (Note 6(a)). At June 30, 2017, the prepayment option included in the 2024 notes is recorded as other assets on the balance sheet at a fair value of $105 million, based on current market interest rates for a similar instrument and our credit spread. For the three months ended June 30, 2017, the value of the 2024 prepayment option and the June 2021 prepayment option, up to the date of purchase, increased by $23 million, which has been recorded as a gain in non-operating income (expense) (Note 4).

c)	Revolving Facilities

At June 30, 2017, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until July 2020 and is undrawn at June 30, 2017. The US$1.2 billion facility is available until June 2019 and has an aggregate of US$804 million in outstanding letters of credit drawn against it at June 30, 2017.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities and certain hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result our obligations under these agreements are guaranteed on a senior unsecured basis by Teck Metals Ltd (TML), Teck Coal Partnership, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under the US$3.0 billion facility bear interest at LIBOR plus an applicable margin based on our credit ratings. Amounts outstanding under the US$1.2 billion facility bear interest at LIBOR plus an applicable margin based on our leverage ratio. Both facilities require that our total debt-to-capitalization ratio, which was 0.26 to 1.0 at June 30, 2017, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to deliver letters of credit to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At June 30, 2017, we had an aggregate of US$834 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached.

52    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2017, we were party to various uncommitted credit facilities providing for a total of $1.48 billion of capacity and the aggregate outstanding letters of credit issued thereunder were $1.25 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $336 million outstanding at June 30, 2017, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $305 million in surety bonds outstanding at June 30, 2017 to support current and future reclamation obligations.

7.	EQUITY

a)	Share-Based Compensation

During the first two quarters of 2017, we granted 2,010,520 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $27.79, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $8.32 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.06%, a dividend yield of 2.20% and an expected volatility of 42%.

We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors. Performance and performance deferred share units are granted to employees only. During the first two quarters of 2017, we issued 947,194 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. Furthermore, the performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at June 30, 2017 was 8,273,029.

A share-based compensation recovery of $15 million (2016 – $42 million compensation expense) and a share-based compensation expense of $9 million (2016 – $69 million) was recorded for the three and six months ended June 30, 2017, respectively, in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

	June 30,	June 30,
(CAD$ in millions)	2017	2016
Currency translation differences	$306	$354
Unrealized gain on available-for-sale financial assets (net of tax of $(3) and $(4))	29	27
Share of other comprehensive income of associates and joint ventures	(1)	3
	$334	$384

53    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

7.	EQUITY, continued

c)	Dividends

Dividends of $0.10 per share (totaling $58 million) were paid on June 30, 2017 on our Class A common and Class B subordinate voting shares to shareholders of record on June 15, 2017.

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments – steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended June 30, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,596	$562	$781	$–	$–	$2,939
Less: Inter-segment revenues	–	–	(121)	–	–	(121)
Revenues	1,596	562	660	–	–	2,818
Cost of sales	(811)	(434)	(507)	–	–	(1,752)
Gross profit (loss)	785	128	153	–	–	1,066
Other operating income (expenses)	(20)	(29)	–	(7)	(38)	(94)
Profit from operations	765	99	153	(7)	(38)	972

Net finance expense	(10)	(14)	(10)	(4)	(20)	(58)
Non-operating income (expenses)	(10)	6	(2)	–	2	(4)
Share of losses of associates and joint ventures	–	–	–	–	3	3
Profit before taxes	745	91	141	(11)	(53)	913
Capital expenditures	$142	$93	$53	$212	$2	$502

54    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$678	$517	$627	$1	$–	$1,823
Less: Inter-segment revenues	–	–	(83)	–	–	(83)
Revenues	678	517	544	1	–	1,740
Cost of sales	(626)	(455)	(445)	(2)	–	(1,528)
Gross profit (loss)	52	62	99	(1)	–	212
Other operating income (expense)	(8)	9	(1)	4	(70)	(66)
Profit (loss) from operations	44	71	98	3	(70)	146

Net finance expense	(5)	(10)	(5)	(1)	(61)	(82)
Non-operating income (expense)	–	(1)	(2)	–	(4)	(7)
Share of income of associates and joint ventures	–	1	–	–	1	2
Profit (loss) before taxes	39	61	91	2	(134)	59
Capital expenditures	$84	$75	$50	$237	$1	$447

	Six months ended June 30, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$3,262	$1,075	$1,630	$–	$–	$5,967
Less: Inter-segment revenues	–	–	(255)	–	–	(255)
Revenues	3,262	1,075	1,375	–	–	5,712
Cost of sales	(1,497)	(904)	(1,058)	–	–	(3,459)
Gross profit	1,765	171	317	–	–	2,253
Other operating income (expense)	(37)	(11)	8	(14)	(82)	(136)
Profit (loss) from operations	1,728	160	325	(14)	(82)	2,117

Net finance expense	(19)	(25)	(20)	(5)	(65)	(134)
Non-operating income (expense)	(20)	6	(4)	–	(131)	(149)
Share of income of associates and joint ventures	–	1	–	–	3	4
Profit (loss) before taxes	1,689	142	301	(19)	(275)	1,838
Capital expenditures	299	174	104	430	3	1,010
Goodwill	702	398	–	–	–	1,100
Total assets	14,705	9,223	3,613	4,625	2,732	34,898
Net assets	$8,883	$5,681	$2,589	$4,083	$(2,612)	$18,624

55    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,343	$996	$1,262	$1	$–	$3,602
Less: Inter-segment revenues	–	–	(164)	–	–	(164)
Revenues	1,343	996	1,098	1	–	3,438
Cost of sales	(1,284)	(875)	(909)	(3)	–	(3,071)
Gross profit	59	121	189	(2)	–	367
Other operating income (expense)	(37)	40	(8)	3	(101)	(103)
Profit (loss) from operations	22	161	181	1	(101)	264

Net finance expense	(10)	(13)	(12)	(1)	(134)	(170)
Non-operating income (expense)	(4)	(2)	(9)	–	98	83
Share of income of associates and joint ventures	–	2	–	–	1	3
Profit (loss) before taxes	8	148	160	–	(136)	180
Capital expenditures	190	156	101	456	1	904
Goodwill	702	397	–	–	–	1,099
Total assets	14,497	9,348	3,307	3,855	2,904	33,911
Net assets	$9,968	$5,953	$2,513	$3,449	$(5,305)	$16,578

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2017, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA reached an agreement regarding the remediation to be undertaken in 2015, which has been completed, and additional sampling has been conducted which suggests that limited additional time-critical remediation will be required.
56    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	CONTINGENCIES, continued

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal in the Ninth Circuit Court of Appeals.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and feasibility study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

57    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

58    Teck Resources Limited 2017 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2017 and December 31, 2016 are summarized in the following table:

(CAD$ in millions)	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$614	$–	$–	$614	$1,153	$–	$–	$1,153
Marketable equity securities	104	–	–	104	95	–	–	95
Debt securities	65	–	4	69	68	–	11	79
Settlements receivable	–	479	–	479	–	795	–	795
Derivative instruments and embedded derivatives	–	121	–	121	–	142	–	142
	$783	$600	$4	$1,387	$1,316	$937	$11	$2,264

Financial liabilities
Derivative instruments and embedded derivatives	$–	$20	$–	$20	$–	$27	$–	$27
Settlements payable	–	34	–	34	–	43	–	43
	$–	$54	$–	$54	$–	$70	$–	$70

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at June 30, 2017.

As at December 31, 2016, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement.

59    Teck Resources Limited 2017 Second Quarter News Release